PFM FUNDS

AMENDMENT TO OPERATING EXPENSE LIMITATION AGREEMENT FOR
INDEPENDENT SCHOOLS AND COLLEGES CLASS OF PRIME SERIES

AMENDMENT, made this 31st day of October, 2009, to that certain agreement (“Operating Expenses Limitation Agreement”) by and between PFM FUNDS, a business trust organized under the laws of the Commonwealth of Virginia (“Trust”), on behalf of Prime Series, a separate series of the Trust and PFM Asset Management LLC (“Adviser”).

WITNESSETH:

WHEREAS, the Adviser has, pursuant to the Operating Expenses Limitation Agreement (“Original Agreement”), agreed to limit the current operating expenses of the Independent Schools and Colleges Class of Prime Series (“Independent Schools Class”) to an annual rate, expressed as a percentage of the Independent Schools Class's average annual net assets, to .26% for one year from May 4, 2009; and

WHEREAS, the Adviser desires to extend the period during which its obligation to so limit the Independent Schools Class’s operating expenses is effective pursuant to Section 3 of the Original Agreement;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.  The Adviser hereby agrees to limit the expenses of the Independent Schools Class to the extent contemplated by the Original Agreement for the period from May 4, 2009 through October 31, 2010.

2.  Other than as set forth herein, the terms and conditions of the Original Agreement shall remain unchanged.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers.

PFM Funds on behalf of the Independent Schools and Colleges Class of Prime Series By: __________________________ Title: _______________________	PFM Asset Management LLC By: ________________________ Title: ___________________________